                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                           COPLEY PROPERTIES, INC.
  --------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $1.00 par value per share
  --------------------------------------------------------------------------
                        (Title of Class of Securities)


                               217 454 107 000
  --------------------------------------------------------------------------
                                (CUSIP Number)


                                N. Keith McKey
                300 One Jackson Place, 188 East Capitol Street
                  Jackson, Mississippi 39201; (601) 354-3555
  --------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 15, 1995
  --------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       This Document contains 6 pages.

                               AMENDMENT NO. 7

                                      TO

                                 SCHEDULE 13D

                           COPLEY PROPERTIES, INC.
                           -----------------------


        The Statement on Schedule 13D (the "Statement") with respect to the shares of common stock, $1.00 par value per share ("Shares"), of Copley Properties, Inc. (the "Issuer"), filed by EastGroup Properties ("EastGroup"), with the Securities and Exchange Commission (the "SEC") on April 26, 1995, as amended, is hereby further amended as follows:

ITEM 4          PURPOSE OF TRANSACTION.
                -----------------------

                [Item 4 of the Statement is hereby amended by the addition of the following:]

                On November 15, 1995, EastGroup delivered to the Issuer the letter attached hereto as Exhibit VII, incorporated herein by this reference, which proposed a business combination transaction between EastGroup and the Issuer.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.
                ---------------------------------

                [Item 7 of the Statement is hereby amended by the addition of the following:]

                VII. Correspondence dated November 15, 1995 from EastGroup to the Issuer.






                              Page 2 of 6 Pages

                                  SIGNATURE
                                  ---------



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:   November 15, 1995



                                EASTGROUP PROPERTIES


                                By     /s/ David H. Hoster II
                                   -------------------------------------
                                        David H. Hoster II
                                        President









                              Page 3 of 6 Pages

                                                                EXHIBIT VII



                               [EGP LETTERHEAD]

                              November 15, 1995


Copley Properties, Inc.
c/o Morgan Stanley & Co. Incorporated
37th Floor
1585 Broadway
New York, New York  10036

Attention:  Drucilla Richards, Principal

Dear Ms. Richards:

        This letter will serve as a preliminary proposal, pursuant to your letter dated October 26, 1995, by EastGroup Properties ("EastGroup") to engage in a transaction in which Copley Properties, Inc. ("Copley") would be merged with and into EastGroup or a wholly-owned subsidiary of EastGroup. Based upon the information available to EastGroup at this time, East Group would be willing to offer consideration of $13.50 to $14.00 for each share of Copley common stock, which would be payable in EastGroup's shares of beneficial interest. The precise consideration per Copley share will depend upon the results of the due diligence investigation described below.

        EastGroup has engaged the following outside advisors to advise EastGroup in connection with this transaction.

        Financial -             PaineWebber Incorporated
                                1285 Sixth Avenue
                                Nineteenth Floor
                                New York, NY  10019
                                Attn:  David R. Jarvis
                                (212) 713-7911

        Legal -                 Jaeckle, Fleischmann & Mugel
                                Fleet Bank Building
                                Twelve Fountain Plaza
                                Buffalo, NY  14202
                                Attn:  Joseph P. Kubarek
                                (716) 856-0600




                              Page 4 of 6 Pages

Copley Properties, Inc.
November 15, 1995
Page 2


        Accounting -    KPMG Peat Marwick LLP
                        One Jackson Place
                        188 East Capitol Street
                        Suite 1100
                        Jackson, MS 39201
                        Attn: Steven Richards
                        (601) 354-3701


        EastGroup has not completed its due diligence with respect to Copley's properties, finances, results of operations or otherwise, and would require further due diligence before entering into a definitive merger agreement. A list of the major issues to be reviewed in such due diligence is attached hereto as Schedule A. In order for EastGroup to conduct its due diligence, it will be necessary for Copley to afford, and cause its affiliates, officers and agents to afford, EastGroup and its advisors, representatives and agents full and complete access to Copley's properties, business, personnel, and financial, legal, tax and other data and information as requested by EastGroup or its representatives or agents.

        This preliminary proposal does not represent a binding commitment on the part of EastGroup. EastGroup's preliminary proposal is subject to the negotiation and preparation of a definitive merger agreement, appoval of such agreement by EastGroup's Board of Tustees, approval of the propsed transaction by EastGroup's shareholders and registration of the EastGroup shares to be issued in the transaction under the Securities Act of 1933, as amended.

        Should you have any questions, require clarification, need to discuss any of the above or desire further information with respect to EastGroup, please call David H. Hoster II or N. Keith McKey at (601) 354-3555.

                                        Very truly yours,

                                        EASTGROUP PROPERTIES



                                        By:   /s/ Leland R. Speed
                                           -----------------------------
                                                  Leland R. Speed
                                                  Chairman of the Board





                              Page 5 of 6 Pages

              SCHEDULE A - MAJOR ISSUES FOR DUE DILIGENCE REVIEW
              --------------------------------------------------

I.  FINANCIAL
    ---------

        -       SEC FILINGS

        - Internal financial records and workpapers including tax workpapers

        - Independent auditors workpapers including property statements and tax workpapers

        - Copies of agreements such as notes payable, mortgages, notes receivable, management contracts and employee agreements

        -       Confirm Copley's REIT status

        - Auditors' letters to management and attorney's letters to auditors

II.  CORPORATE
     ---------

        -       Corporate records including minutes and organizational records

        - Shareholder lists, records and agreements involving shareholders

        -       Corporate insurance programs

        -       All material leases, contracts and financing documents

        -       Option agreements

        -       Legal and regulatory actions

III.  ASSETS
      ------

        -       Access to property files

        - Review of current update of environmental studies (Phase I, etc.) for each property, and review of any environmental actions

        - Engineering studies to address structural, mechanical and roof conditions for each property

        -       Review of all tenant leases and lease files

        - Copies of title insurance polilcies and/or lawyers' abstract reports along with the most recent surveys for each property

        - Access to all property insurance policies and a list of all insurance claims over $25,000





                              Page 6 of 6 Pages